Exhibit 12

RAM Energy Resources, Inc.

Computation of Ratios of Earnings to Fixed Charges And Preferred Stock Dividends

	Nine Months Ended 30-Sep-09	2008	2007	2006	2005	2004
Earnings

Pretax income (loss) from continuing operations	$(71,171,000)	$(221,636,000)	$(9,102,000)	$6,513,000	$1,349,000	$9,809,000
Add:
Fixed charges	12,846,480	24,278,000	20,797,000	17,081,120	12,655,520	5,093,040
Amortization of interest capitalized	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Subtract:
Interest Capitalized	—	—	—	—	—	—
Preference security dividend requirements	—	—	—	—	—	—
of noncontrolling interest of pre-tax income	—	—	—	—	—	—

Total Earnings	$(58,324,520)	$(197,358,000)	$11,695,000	$23,594,120	$14,004,520	$14,902,040

Fixed Charges
Interest Expense—from face of financial statements	$12,770,000	$24,182,000	$20,757,000	$17,050,000	$12,614,000	$5,070,000
Interest Capitalized	—	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses for debt (a)
Estimate of interest expense within rental expense (b)	76,480	96,000	40,000	31,120	41,520	23,040
Preference security dividend requirements

Total Fixed Charges	$12,846,480	$24,278,000	$20,797,000	$17,081,120	$12,655,520	$5,093,040

Ratio of Earnings to Fixed Charges	(4.54)	(8.13)	0.56	1.38	1.11	2.93

Preferred Stock Dividends	—	—	—	—	—	—

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(4.54)	(8.13)	0.56	1.38	1.11	2.93

Inadequate Earnings	$71,171,000	$221,636,000

(a) Included in interest expense from face of financial statements

(b) Interest Expense within Rental Expense
Rental Expense from footnotes to financial statements for annual periods	$956,000	$1,200,000	$500,000	$389,000	$519,000	$288,000
Assumed interest rate	8%	8%	8%	8%	8%	8%

Assumed interest expense within Rental Expense	$76,480	$96,000	$40,000	$31,120	$41,520	$23,040